Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2010
Earnings:
Loss from continuing operations before income taxes	$(88)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(22)
Fixed charges added to earnings	127
Distributed income of less than 50 percent-owned persons	7
Amortization of capitalized interest:
Consolidated	10
Proportionate share of 50 percent-owned persons	—

Total earnings	$34

Fixed Charges:

Interest expense:
Consolidated	$118
Proportionate share of 50 percent-owned persons	—

$118

Amount representative of the interest factor in rents:
Consolidated	$9
Proportionate share of 50 percent-owned persons	—

$9

Fixed charges added to earnings	$127

Interest capitalized:
Consolidated	$23
Proportionate share of 50 percent-owned persons	—

$23

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$150

Ratio of earnings to fixed charges	(A )

(A)	For the three months ended March 31, 2010, there was a deficiency in earnings of $116 to cover total fixed charges.